EXHIBIT 99.4

Telkom SA Limited

Group annual results – March 2005

[1]

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute forward-looking statements” within the meaning of the US Private Securities
Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as
amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption “Risk Factors” contained in item three of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and Telkom’s
other filings with the SEC, available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment and further liberalisation of the telecommunications market; Telkom’s ability to reduce expenditure, customer non-payments, theft and bad debt; the outcome of arbitration or litigation proceedings, including the outcome of
Telkom’s hearing before the Competition Commission related to the VANS litigation and its proceedings with Telcordia Technologies Incorporated and others; the impact of the Municipal
Property Rates Act, the ability of Vodacom and Telkom to expand their operations in other African countries and the general economic, political, social and legal conditions in South Africa and those countries; fluctuations in the value of the Rand and inflation rates; our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-
looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations. This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at www.telkom.co.za/ir

Cautionary statement on forward looking
statements

[2]

Chief officers

Chief Executive
Officer

Sizwe Nxasana

Chief Financial
Officer

Kaushik Patel

Chief Technical
Officer

Reuben September

Chief Sales &
Marketing Officer

Nombulelo Moholi

[3]

[4]

Financial achievements

7% growth in group operating
revenue

41% group EBITDA margin

21% growth in group
operating profit

53% growth in basic earnings
per share

350% increase in total
dividend to 900 cents per
share

48% increase

in headline
earnings per share
to 1,274 cents per
share

12% increase

in group operating
free cash flow1 to

R10 billion

1. Group operating free cash flow is defined as cash flow from operating activities, after interest and taxation, before dividends, less cash from investing activities

[5]

6,807
518
820
418
1,373
4,592
914
Net profit 2004
Fixed-line tax
Fixed-line finance charges*
Fixed-line revenue
Fixed-line opex
Mobile business
Net profit 2005

Telkom SA Limited Annual Results March 2005

Group net profit drivers

R2,215bn

Profit growth

driven by reduced
fixed-line finance
charges, savings
in fixed-line opex
growth in mobile
business and
growth in fixed-
line revenue

R224m due to
price impact

* Finance charges net of investment income

In ZAR million

[6]

Telkom Business

Telkom SA Limited Annual Results March 2005

Delivering on strategic targets

A world-class

communications
company

Customer growth and retention

32% growth in managed data network sites

49% growth in internet customers

38% growth in mobile customers

188% growth in ADSL customers

Operational excellence

12% improvement in fixed lines per employee

12% reduction in vehicle fleet

28% improvement in mobile customers per
employee

Sustaining market place

R5.2bn BEE spend, 62% of procurement spend

Trained 1,370 BEE suppliers

[7]

Increasing competitive market place

Licencing SNO

1 Feb 2005
liberalisation

USALS

In September 2004, Minister granted
the SNO licence

In  Feb 2005, Minister announced VSNL
as 26% strategic equity partner

Mobile operators may self provide
leased links

VANS and PTN can resell
telecommunications facilities

VANS may carry voice over data
networks

Licences where teledensity less than
5%

27 under serviced areas identified

7 licences issued to date

[8]

Regulatory developments

Facilities leasing
and
interconnection

VANS
regulations

Tariff

regulation

Convergence
Bill

Draft guidelines published in Jan 2005

Proposal for facilities and interconnect
rates to be set based on LRIC

Consultative process not concluded

VANS regulation published in May
2005

Addresses applications process and
fees

Rights still unclear

Final regulation submitted to Minister
in May 2005

Proposal to increase productivity
factor from 1.5% to 3.5%

Tabled in parliament in February 2004

Proposes to change market to
horizontally integrated, service based,
technology neutral market structure

[9]

Finalising BEE charter for sector

Telkom ranked

most empowered
company 2nd
consecutive year
amongst the top
185 JSE
companies

70% of procurement

20%

Preferential procurement

1.5% PBT

12%

Access to ICT

5% of procurement

11%

Enterprise development

2% of payroll

17%

Skills development

50% black, of which 30% black
women

10%

Employment equity

60% black, of which 50% black
women

10%

Management

30% (20% of free float and
government holding excluded) or
R7.5bn cap

20%

Equity ownership

Target

Weighting

Category

[10]

[11]

Super
Fast Lane
ADSL
GET FIXED

Telkom SA Limited Annual Results March 2005

A more competitive fixed-line business

16% growth in fixed-line data
revenue

Accelerated ADSL rollout
plans

Significant price reductions

EBITDA margin of 41%

11% reduction in headcount

12% reduction in vehicle fleet

[12]

4,709
4,680
4,726
2003
2004
2005

563
656
720
2003
2004
2005

Payphones
4%
ISDN
15%
Prepaid
18%
Postpaid
63%

Telkom SA Limited Annual Results March 2005

Some growth in fixed-line customer base

21% reduction

in fixed access line
disconnections

Fixed access lines

In thousands (external lines)

ISDN channels

In thousands

9.8%

1.0%

Line contribution

March 31, 2005

[13]

5,616
5,910
5,746
2003
2004
2005

20,396
20,547
19,314
2003
2004
2005

20,396
21,446
22,411
2003
2004
2005

Telkom
PrepaidFone
Recharge!
R60

Telkom SA Limited Annual Results March 2005

Successfully moving minutes to ADSL

Local traffic revenue

In ZAR million

Local minutes

In millions

Local minutes (excl ADSL impact)

In millions

(6%)

(3%)

4.5%

Local call rate

40 cents

per min

Excluding ADSL
impact local minutes
increased 4.5%

[14]

3,562
3,770
3,579
2003
2004
2005

4,728
4,616
4,453
2003
2004
2005

Telkom SA Limited Annual Results March 2005

Price reductions in long distance

DLD revenue

In ZAR million

DLD minutes

In millions

10% reduction

in domestic long
distance tariffs from
1 Jan 2005

(3.5%)

(5.1%)

Domestic long
distance call rate

89 cents

per min

[15]

1,284
1,312
1,135
2003
2004
2005

439
427
415
2003
2004
2005

Call AUSTRALASIA
R100
Call EUROPE
R100
Call AMERICAS
R100

Telkom SA Limited Annual Results March 2005

Competitive international rates

28% reduction

on average in
international long
distance tariffs from
1 Jan 2005

ILD revenue

In ZAR million

ILD minutes

In millions

(2.8%)

(13.5%)

US/UK/Australia call rate

R1.70 per min on circuit switching

and R1.20 per min for VOIP

[16]

4,425
5,023
5,808
2003
2004
2005

Telkom
T-Zone
Prepaid T-Zone Voucher
R60
Telkom Business

Telkom SA Limited Annual Results March 2005

Strong data, internet and ADSL growth

32% growth in managed
data network sites to
11,961

49% growth in internet
customers to 225,280, of
which 10% are broadband

188% growth in ADSL
customers to 58,532

Launched WIFI Telkom
T-Zones commercially

16% growth

in data revenue

ZAR million

[17]

800
699
477
2004
Mar-05
Aug-05

680
599
477
2004
Mar-05
Aug-05

Telkom SA Limited Annual Results March 2005

Managing the reduction in ADSL prices

The ADSL challenge

        •  Distance limitation

         •   Copper quality

        •   Cost of the
infrastructure
requires high
density

          •  Cost and time
taken to
provisioning

Business DSL512

In ZAR

Residential DSL512

In ZAR

40% reduction

30% reduction

DSL192 and DSL 384

for R270 and R359 per month,
respectively

(effective August 2005)

[18]

Evolution
18%
Efficiencies
29%
Expansion
46%
Support
7%

Telkom SA Limited Annual Results March 2005

Investing for new services

Capex for customer growth

ADSL services

New line growth – e.g. gated communities

Data connectivity and business systems

Links for the mobile operator 3G rollouts

Capex to evolve the network

Evolving transport network to high speed and
improved reliability

Softwitch deployed in trial

Legacy switches upgraded to interface with
softswitch and new services capability

Capex to increase efficiencies

Workforce management

Asset management

Customer relationship management

R4.1 billion

Fixed-line capital
expenditure

[19]

[20]

8,647
11,217
15,483
2003
2004
2005

Telkom SA Limited Annual Results March 2005

Strong performance from Vodacom

38% growth

in total customers

20% growth in operating
revenue to R27.3 billion

24% growth in EBITDA to
R9.6 billion

35.1% EBITDA margin

24% growth in operating
profit

27% growth in net profit

Dividends paid of R3.4 billion

In thousands

100% of Vodacom, Telkom consolidates 50%

[21]

7,874
9,725
12,838
2003
2004
2005

3,495
4,998
6,180
2003
2004
2005

183
177
163
2003
2004
2005

30
37
27
2003
2004
2005

Cell C
MTN
35%
Vodacom
56%

Telkom SA Limited Annual Results March 2005

Leading mobile operator in SA

23 million

Estimated mobile
customers in SA

Customers

In thousands

ARPU

In ZAR

Gross connections

In thousands

Churn

%

32%

24%

[22]

2.0
2.4
2004
2005

100
580
2004
2005

61
329
2004
2005

Telkom SA Limited Annual Results March 2005

Successful launch of 3G service in SA

R400 million

capital
expenditure on
487 3G base
stations

29% growth

in data revenue
to R1.3 bn

SMS’s transmitted

In billions

GPRS users

In thousands

MMS users

In thousands

Launched first 3G network in
SA

Launch of Vodafone Live!
services

10,853 active 3G users on
network at 31 March 2005

100% of Vodacom, Telkom consolidates 50%

[23]

773
1,492
2,645
447
684
1,201
248
670
1,032
0
58
265
78
80
147
Total
Tanzania
DRC
Mozambique
Lesotho
2003
2004
2005

217
128
81
200
150
98
110
52
104
125
92
Tanzania
DRC
Mozambique
Lesotho
2003
2004
2005

Telkom SA Limited Annual Results March 2005

Strong mobile growth outside SA borders

2.6 million

mobile customers
outside of South
Africa

Customers

In thousands

ARPU per month

In ZAR

77%

[24]

[25]

35.3
40.7
40.6
2003
2004
2005

17.9
22.8
26.0
2003
2004
2005

Telkom SA Limited Annual Results March 2005

Increasing group profitability

8.7

350

322

Investment income

9.8

280

255

Other income

52.3

1,239

812

Basic earnings per share
(cents)

6.2

17,510

16,493

EBITDA

47.6

6,807

4,592

Net profit

79.4

(3,070)

(1,711)

Taxation

(48.1)

(1,695)

(3,264)

Finance charges

21.4

11,222

9,245

Operating profit

2.2

(32,175)

(31,494)

Operating expenses

6.5

43,117

40,484

Operating revenue

%

2005

2004

ZAR million

41% EBITDA

margin

26% operating

profit margin

[26]

Mobile
28%
Fixed
72%

Mobile
22%
Fixed
78%

Mobile
17%
Fixed
83%

Telkom SA Limited Annual Results March 2005

Segment contribution

Operating revenue

Operating profit

Net profit

Segment contribution (after inter-segmental eliminations)

March 31, 2005

[27]

30,906
31,414
5,024
5,316
18,313
17,762
1,643
1,552
5,023
5,808
903
976
Total
Subscription & Connections
Traffic
Interconnect
Data
Directories
Mar-04
Mar-05

Telkom SA Limited Annual Results March 2005

Growth in fixed-line revenue impacted
by cannibalisation and lower tariffs

Fixed-line revenue (before inter-segmental eliminations)

In ZAR million

1.6%

5.8%

(3.0%)

(5.5%)

15.6%

8.1%

[28]

24,510
23,690
6,743
7,285
6,063
5,896
2,640
3,045
2,202
1,976
879
756
5,983
4,732
Total
Employee expenses
Payments to operators
SG&A
Services rendered
Operating leases
Depreciation & Amortisation
Mar-04
Mar-05

Telkom SA Limited Annual Results March 2005

Reduced operating expenses

(3.3%)

8.0%

(2.8%)

15.3%

(10.3%)

(14.0%)

(20.9%)

Fixed-line operating expenses (before inter-segmental eliminations)

In ZAR million

Increase due to
R961m workforce
reduction expense,
excluding workforce
reduction expenses
decreased 2%

Decrease due to
extending useful
lives of IT assets
and impairment of
ICO asset in prior
year.

[29]

Fixed-line profitability

40.5

40.8

EBITDA margin

0.8

12,711

12,609

EBITDA

25.4

21.4

Operating profit margin (%)

20.4

7,979

6,626

Operating profit

%

2005

2004

ZAR million

[30]

9,705
11,428
13,657
2003
2004
2005

7,576
8,834
10,448
2003
2004
2005

Telkom SA Limited Annual Results March 2005

Increasing mobile profitability

35% EBITDA

margin

Mobile revenue

In ZAR million

Mobile operating expense

In ZAR million

19.5%

18.3%

Before inter-segmental eliminations

[31]

108
60
26
2003
2004
2005

10
17
20
2003
2004
2005

Telkom SA Limited Annual Results March 2005

8.3

57,582

53,162

Total equity and liabilities

19.7

16,963

14,171

Current liabilities

(48.1)

6,941

13,362

Net debt

17.5

13,546

16,420

Non-current liabilities

19.9

27,073

22,572

Capital and reserves

8.3

57,582

53,163

Total assets

44.8

14,910

10,322

Current assets

(0.4)

42,672

42,841

Non-current assets

%

2005

2004

In ZAR million

Strengthened group balance sheet

26% net debt

to equity

20% return

on assets

[32]

2004
2005
3,862
4,103
1,445
1,747
5,307
5,850
Fixed-line
Mobile
Total

2004
2005
12.5
13.1
12.6
12.8
13.1
13.6
Fixed-line
Mobile
Group

Telkom SA Limited Annual Results March 2005

Capital expenditure

In ZAR million

10%

Capex to revenue

%

Maintained

capital
expenditure to
revenue within
guidance range
of 12% - 15%

Capital investment to support growth

[33]

17.7

2,301

2,796

Cash at end of year

(124.8
)

(492)

1,980

Net decrease in cash

52.7

(9,897)

(6,481)

Financing activities

16.3

(6,306)

(5,423)

Investing activities

13.2

15,711

13,884

Operating activities

14.8

(629)

(548)

Dividend paid

13.2

16,340

14,432

Cash generated from
operations

%

2005

2004

ZAR million

Increased group cash flow level

12% increase

in operating free
cash flow to R10
billion

Higher capital
expenditure and
increase in
investment in
retirement funding
vehicle

Includes
repurchase of
shares of R1.7bn
and short-term cash
investments of
R3.8bn

[34]

900
500
400
200
110
90
Annual
Special
Total
2004
2005

8.1
1.8
2004
2005

Telkom SA Limited Annual Results March 2005

Strong growth in shareholder returns

Dividends per share

In ZAR cents

Level of dividend

ensures that net
debt to equity
remains within
targeted level

of 50%-70%

350%

8% dividend

yield

Based on share price of R111.80 on
31 May 2005

[35]

[36]

Future strategic direction

Transform
traditional business

Move to IP based network

Aggressive rollout of ADSL

Offer converged IP services

Growth engines

VAN/ISP/IT services

Wholesale services

Mobility

Outside SA

Our vision is

to be a leading
communications
company

[37]

Financial outlook for March 2006

2005 EBITDA target was to achieve 39%, 41%
achieved

EBITDA margin in 2006 is expected to be impacted
by the introduction of competition, price reductions
in data services and more aggressive rollout of IP
network

Capital expenditure in 2006 is expected to be
closer to the top end of our guidance of 12%-15%
as we more aggressively rollout ADSL and our IP
network

Debt levels are expected to be maintained to
achieve net debt to equity ratio of 50%-70%

[38]

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

NYSE
New York Stock Exchange®

Proudly South African
Founder Sponsor

Telkom

Investor relations

telkomir@telkom.co.za
Tel:  +27 12 311 5720
Fax: +27 12 311 5721

[39]